UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FGL Holdings

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3402M 102

(CUSIP Number)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue Jacksonville, Florida 32204

(904) 854-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3402M 102

1	Name of Reporting Persons Fidelity National Financial, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,897,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,897,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,897,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person CO

CUSIP No. G3402M 102

1	Name of Reporting Persons Chicago Title Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,163,920

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,163,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,163,920

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person CO

CUSIP No. G3402M 102

1	Name of Reporting Persons Fidelity National Title Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,335,680

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,335,680

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,335,680

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14.	Type of Reporting Person CO

CUSIP No. G3402M 102

1	Name of Reporting Persons Commonwealth Land Title Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,272,400

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,272,400

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,272,400

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person CO

END OF COVER PAGES

Item 1.                                                         Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of FGL Holdings (f/k/a CF Corporation) (NYSE:FG), a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at Sterling House, 16 Wesley Street, Hamilton HM CX, Bermuda.

Item 2.                                                         Identity and Background

(a) This Schedule 13D is filed by Fidelity National Financial, Inc. (NYSE:FNF) (“FNF”), Chicago Title Insurance Company (“Chicago Title”), Fidelity National Title Insurance Company (“FNTIC”) and Commonwealth Land Title Insurance Company (“CLTIC” and collectively, “Reporting Persons”). Each of Chicago Title, FNTIC and CLTIC is a wholly-owned subsidiary of FNF.

(b) The addresses of the principal business offices of the Reporting Persons is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204.

(c) FNF is a holding company for other Reporting Persons, the principal business of which is the provision of title insurance, mortgage services as well as other diversified services.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) FNF is a Delaware corporation. Each of Chicago Title, FNTIC, and CLTIC is a Florida corporation.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information set forth under Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

Funding for the Transaction (as defined below) is expected to be provided by a combination of cash on hand, borrowings under FNF’s revolving credit facility and the issuance of shares of common stock, par value $0.0001 per share, of FNF (“FNF Common Stock”). The aggregate consideration to be paid for (i) the Ordinary Shares is expected to consist of approximately $ 12.50 in cash and 0.2558 shares of FNF Common Stock, (ii) the Series A Preferred Shares is expected to consist of approximately $334,000,000 in cash and (iii) the Series B Preferred Shares is expected to consist of shares in FNF Common Stock equal to approximately $121,000,000 in value.

Item 4.                                                         Purpose of the Transaction

Initial Acquisition of Issuer Equity

On November 30, 2017, the Issuer consummated its previously announced acquisition of Fidelity & Guaranty Life, a Delaware corporation (“FGL”), pursuant to the Agreement and Plan of Merger, dated as of May 24, 2017, as amended (the “CF Agreement”), by and among the Issuer, FGL, and certain subsidiaries of the Issuer and FGL (collectively, the “FGL Merger”). In connection with the FGL Merger, the Reporting Persons received 13,732,000 Ordinary Shares, 1,500,000 Warrants (as defined below) and 100,000 Series B Cumulative Preferred Shares (“Series B Preferred Shares”) in exchange for an aggregate investment of $213 million. As of December 31, 2017, the Reporting Persons owned 16,732,000 common shares, inclusive of 3,000,000 common shares of CF Corporation held by the Reporting Persons prior to the FGL Merger, representing approximately 8.5% of the outstanding common equity of FGL. The foregoing description of the CF Agreement is qualified in its entirety by reference to the CF Agreement, which is attached hereto as Exhibit 1.

Warrant Exchange

On September 6, 2018, the Issuer announced an offer (the “Exchange Offer”) to exchange any and all of its outstanding warrants (the “Warrants”) for exchange consideration consisting of 0.11 Ordinary Shares and $0.98 in cash, without interest, per Warrant (the “Exchange Consideration”). The offer period closed at midnight at the end of the day on October 4, 2018. Pursuant to the Exchange Offer, FNTIC exchanged the 1,500,000 warrants it held for the Exchange Consideration, an aggregate of 165,000 Ordinary Shares and $1,470,000 in cash. The Exchange Offer closed on October 9, 2018.

On November 30, 2017, the Issuer entered into a letter agreement with FNF and Blackstone Tactical Opportunities Advisors LLC (the “BTO Advisors”), and on November 2, 2018, the letter agreement was amended to extend its term. As amended, the agreement stipulates that BTO Advisors and FNF will provide at the Issuer’s request, from time to time until June 30, 2019, general consulting services, access to BTO Advisors’ group purchase organization, financial advisory services, and advisory consulting services relating to potential mergers and acquisitions. In consideration for such services that may be rendered, the Issuer has agreed to pay, on a non-recurring basis, BTO Advisors or its designees up to $10.0 million, payable in cash, ordinary shares, or warrants at the company’s option and to FNF, up to $6.0 million payable in cash, Ordinary Shares, or warrants at the company’s option. The actual amounts payable for such services shall be negotiated in good faith by the Issuer and the applicable party to provide such services when such services are rendered.

Contemplated Transaction

On February 7, 2020, FNF, the Issuer, F I Corp. (“Merger Sub I”) and F II Corp. (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into the Issuer (the “First Merger”) with the Issuer to survive the First Merger (the “Surviving Company”), and the Surviving Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II to survive the Second Merger as a wholly-owned subsidiary of FNF (the “Transaction”).

Subject to the terms and conditions of the Merger Agreement, which has been approved by the board of directors of FNF, based on the recommendations of a special committee thereof, and by a special committee of the board of directors of the Issuer, at the effective time of the First Merger, each Ordinary Share issued and outstanding as of immediately prior to the effective time of the First Merger (other than dissenting shares, shares held by the Issuer or any of its Subsidiaries and Shares held by FNF and any of its Subsidiaries) will be converted into the right to receive $12.50 in cash (the “Cash Consideration”) or 0.2558 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of FNF, at the election of the holder thereof and subject to the proration mechanics set forth in the Merger Agreement (such consideration the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). Pursuant to the Merger Agreement, all Ordinary Shares held by the Reporting Persons will be converted into the right to receive the Stock Consideration. Each Series B Preferred Share will be converted into the right to receive a number of shares of FNF Common Stock equal to (i) the Liquidation Preference (as defined in the Merger Agreement) divided by (ii) the Reference Parent Common Stock Price (as defined in the Merger Agreement).

Consummation of the Mergers is subject to the satisfaction or waiver of customary conditions, including, among other things, (i) the adoption of the Merger Agreement by (x) two-thirds of the holders of a majority of the outstanding Ordinary Shares present and voting at the special meeting of the Issuer shareholders, (y) the majority of the holders of the Series A Preferred Shares and (z) the majority of the holders of the Series B Preferred Shares (collectively, the “Issuer Stockholder Approval”), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the consent or approval by certain other regulatory entities, (iv) the absence of any injunction or applicable law prohibiting consummation of the Mergers and (v) the accuracy of the representations and warranties made by the Issuer, FNF and the Merger Subs (subject to materiality qualifiers), including the absence of any change, effect, event, occurrence, circumstance or state of facts, from December 31, 2018 to the effective time of the Mergers, that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) with respect to Issuer or a Parent Material Adverse Effect (as defined in the Merger Agreement) with respect to FNF, and (vi) the performance, in all material respects, by each of Issuer, FNF and Merger Subs of all of its obligations under the Merger Agreement. If the Mergers contemplated under the Merger Agreement are consummated, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.

Voting Agreements

On February 7, 2020, FNF and Issuer entered into Voting Agreements with each of BilCar, LLC and William P. Foley, II (the “BilCar Voting Agreement”), Fidelity National Title Insurance Company, Chicago Title Insurance Company and Commonwealth Land Title Insurance Company (the “Parent Subsidiaries Voting Agreement”), CFS Holdings (Cayman), L.P. and CFS Holdings II (Cayman), L.P. (collectively, “Blackstone”) and the “Blackstone Voting Agreement”)) and GSO COF III AIV-5 LP, GSO COF III Co-Investment AIV-5 LP, GSO Co-Investment Fund-D LP, GSO Credit Alpha Fund LP, GSO Aiguille Des Grands Montets Fund II LP, GSO Churchill Partners LP, GSO Credit-A Partners LP and GSO Harrington Credit Alpha Fund (Cayman) L.P. (“GSO”) (the “GSO Voting Agreement”  and, together with the BilCar Voting Agreement, the Parent Subsidiaries Voting Agreement and the Blackstone Voting Agreement, the

“Voting Agreements”), pursuant to which, among other things, the signatories thereto generally agree to vote in favor of the Merger Agreement, the Mergers and the other transactions contemplated thereby. The Voting Agreements and the obligations of the signatories thereto will be terminated upon the earliest of (a) the Outside Termination Date, (b) the consummation of the Mergers, (c) the termination of the Merger Agreement in accordance with its terms, (d) with respect to any shareholder, the mutual written agreement of such shareholder, the Company and Parent and (e) in the case of Blackstone, on the provision of written notice by Blackstone within 10 business days of any amendment to the Merger Agreement in a manner such that Blackstone would not be required to vote in favor of the adoption of the Merger Agreement pursuant to the terms therein. The foregoing description of the Voting Agreements is qualified in its entirety by reference to each of the respective Voting Agreements, which are attached hereto as Exhibits 3, 4, 5 and 6.

Series A Preferred Share Purchase Agreement

On February 7, 2020, FNF, and GSO entered into a Series A Preferred Share Purchase Agreement (the “Series A Preferred Share Purchase Agreement”), pursuant to which FNF has agreed to purchase each Series A Preferred Share from GSO for an amount equal to the Liquidation Preference (as defined in the Series A Certificate of Designation which shall include any dividends in respect of such Series A Share accrued or accumulated to, but excluding, the Closing Date) as of the effective time of the First Merger in cash held by each of the GSO entities immediately prior to the consummation of the transactions contemplated by the Merger Agreement, subject to the terms and conditions set forth therein. The foregoing description of the Series A Preferred Purchase Agreement is qualified in its entirety by reference to the Series A Preferred Purchase Agreement, which is attached hereto as Exhibit 7.

Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.                                                         Interest of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of May 24, 2017, by and between CF Corporation, FGL US Holdings Inc., FGL Merger Sub Inc. and Fidelity & Guaranty Life (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CF Corporation on May 31, 2017).

2*	Agreement and Plan of Merger, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc., F Corp I and F Corp II.
3*	Voting and Support Agreement, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc. and Shareholders.
4*	Voting and Support Agreement, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc. and Shareholders.
5*	Voting and Support Agreement, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc. and Shareholders.
6*	Voting and Support Agreement, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc. and Shareholders.
7*

Series A Preferred Share Purchase Agreement, dated February 7, 2020, by and between Fidelity National Financial, Inc., GSO COF III AIV-5 LP, GSO COF III Co-Investment AIV-5 LP, GSO Co-Investment Fund-D LP, GSO Credit Alpha Fund LP, GSO Aiguille Des Grands Montets Fund II LP, GSO Churchill Partners LP, GSO Credit-A Partners LP and GSO Harrington Credit Alpha Fund (Cayman) L.P.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020	FIDELITY NATIONAL FINANCIAL, INC.
	By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: February 7, 2020	CHICAGO TITLE INSURANCE COMPANY
	By:	/s/ Richard L. Cox
	Name:	Richard L. Cox
	Title:	Executive Vice President, Finance

Dated: February 7, 2020	FIDELITY NATIONAL TITLE INSURANCE COMPANY
	By:	/s/ Richard L. Cox
	Name:	Richard L. Cox
	Title:	Executive Vice President, Finance

Dated: February 7, 2020	COMMONWEATLH LAND TITLE INSURANCE COMPANY
	By:	/s/ Richard L. Cox
	Name:	Richard L. Cox
	Title:	Executive Vice President, Finance